U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

              SEC FILE NUMBER:                      0-26684
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              CUSIP NUMBER:
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[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form
10-QSB [ ]

For Period Ended:                                  September 30, 1998
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         [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the the notification relates:
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Part I - Registrant Information

         Full Name of Registrant            GLOBAL INTELLICOM, INC.
                                            ------------------------------------
         Former Name if Applicable
                                            ------------------------------------

         Address of Principal Executive Office (Street and Number)

                                747 Third Avenue
         ----------------------------------------------------------------------

         City, State and Zip Code           New York, New York  10017
                                            -----------------------------------

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Recent changes and reductions in the Registrant's accounting and administrative staff at the InSync subsidiary have resulted in a delay in assembling and finalizing accounting information required in order to complete the preparation of financial statements for the quarter ended September 30, 1998.

                         (Attach extra sheets if needed)

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                    Johan de Muinck Keizer, General Counsel                (212)            750-3772
                    -------------------------------------------------- -------------- ----------------------
                                         (Name)                        (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                       [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes          [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Consolidated results of operations are expected to reflect a decrease of 46% in sales revenues, from $16,123.908 for the quarter ended September 30, 1997 to approximately $8,749,202 for the quarter ended September 30, 1998 after adjustments made for discontinued operations. Registrant also expects to report net income for the September 30, 1998 quarter of approximately $728,352, as compared to net loss from continuing and discontinued operations of $575,448 reported for the comparable 1997 quarter.




                             GLOBAL INTELLICOM, INC.
            --------------------------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:               November 16, 1998            By:    /s/  ROBERT L. OLSON
                                                       ------------------------
                                                 Name:   Robert L. Olson
                                                 Title:  Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)